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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
REGISTRATIONS BRANCH



17017900

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-23904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/16 and ending 03/31/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cantella & Co., Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
28 State Street, 40th Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Jonathan Lanstein (617)521-8630
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2017
15 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, **William McEvoy**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Cantella & Co., Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cantella & Co., Inc.

We have audited the accompanying statement of financial condition of Cantella & Co., Inc. as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cantella & Co., Inc. as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 22, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy I Mt. Prospect, IL 60056

CANTELLA & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

ASSETS

Cash	$ 374,340
Receivables from broker/dealers	2,452,609
Securities owned, at fair value	1,740,840
Other receivables	458,804
Furniture, equipment, software and leasehold improvements, at cost (net of $852,814 accumulated depreciation)	92,612
Other assets	280,664
TOTAL ASSETS	$ 5,399,869

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Payables to brokers/dealers	$ 259,411
Securities sold, not yet purchased	344,612
Commissions payable	2,111,960
Other liabilities	628,750
Total Liabilities	$ 3,344,733
SHAREHOLDER'S EQUITY	
Common stock, no par value; 12,500 shares authorized, 10,003 shares issued, 5,505 shares outstanding	$ 891,053
Additional paid-in capital	3,203,266
Retained earnings (deficit)	(2,039,183)
Total Shareholder's Equity	$ 2,055,136
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 5,399,869

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Cantella & Co., Inc. (the "Company"), a wholly owned subsidiary of Cantella Management Corp., was incorporated under the laws of the state of Massachusetts on May 22, 1979. The Company is registered as a broker/dealer and an investment adviser with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and investment advisory services.

Recognition of Revenue – Commission revenue and related expense arising from securities transactions are recorded on a trade date basis. Revenue from investment advisory fees are generally billed and collected at the beginning of each month or calendar quarter and recognized over the respective period.

Securities Owned and Sold, Not Yet Purchased – Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at three financial institutions and the balances at times may exceed the federally insured limit. The Company has not experienced any loss in such accounts.

Depreciation - Depreciation of furniture, equipment, software and leasehold improvements is provided using the straight-line method over estimated useful lives of three, five and ten years.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Rent Expense - The Company recognizes nonlevel rent payments using the straight-line method over the term of the lease in accordance with FASB ASC 840, Leases.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Level 1 inputs have been used to value securities owned, which consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Municipal Bonds	$ 1,572,810	$ -0-
U.S. Government Bonds	9	343,834
Corporate Bonds	139	-0-
Mutual Funds	19,707	-0-
Exchange Traded Funds	121,322	-0-
Equity Securities	26,853	778
Total	$ 1,740,840	$ 344,612

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - RELATED PARTIES

As previously mentioned, the Company is wholly owned by Cantella Management Corp. (CMC).

The Company is also affiliated through common ownership and management with an insurance entity. During the year ended March 31, 2017, the Company paid $526,025 to this insurance entity and expensed $534,973, which is included in other operating expenses on the statement of operations. As of March 31, 2017, there is $41,598 remaining in prepaid insurance that will be amortized during the year ending March 31, 2017.

Effective June 2016, the Company entered into a ten year lease agreement with a real estate entity that is affiliated through common ownership and management. As defined in the agreement, the Company is obligated to pay a monthly rental amount sufficient to cover the landlord's monthly loan payment and certain operating expenses which ranges from $25,000 to $35,000 per month. For the year ended March 31, 2017, the Company was not required to pay rent to this entity as the landlord's rental income received from other tenants covered the monthly loan payment and operating expenses.

NOTE 4 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated calendar year basis with the income or loss of CMC and the Parent of CMC. CMC is a wholly-owned subsidiary of the Parent. The Parent assumes all liability for the income tax expense of the Company. The consolidated 2016 tax return had a net operating loss carryforward of approximately $840,000 which expires at various dates through 2034.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

NOTE 5 - 401(k) PLAN

The Company has adopted a profit sharing plan with provisions under Internal Revenue Code section 401(k) whereby employees may contribute up to 100% of their compensation within specified legal limits. The Company may make matching and additional discretionary contributions to the plan. To be eligible under the plan, employees must be 21 years of age or older, work a minimum of 1000 hours per year and be employed by the Company on the last day of plan year. Company contributions to the plan for the year ended March 31, 2017 were $55,976. The plan is based on a calendar year.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at March 31, 2017, the Company had net capital of $976,198 and a net capital requirement of $250,000.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading and investment activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBA's and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amount related to these financial instruments reflects the volume and activity and does not reflect the amounts of risk.

The credit risk for TBA's, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company and its customers sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. For Company sales, they record these obligations in the statement of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the sale date.

To facilitate securities transactions, including the aforementioned transactions, the Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealers.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – *(Continued)*

The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. Pursuant to the terms of the agreements, the Company has deposits totaling $353,460 with the Clearing Broker/dealers to assure the Company's performance under the agreements. As part of the terms of the agreements between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of two of the Clearing Broker/dealer agreements, the Company is prohibited from entering into similar agreements with other Clearing Broker/dealers without prior written consent from these Clearing Broker/dealers. One of these agreements also provides that prior written notification be made if any additional representatives of the Company (after effective date of agreement) establish and introduce customers through any other Clearing Broker/dealer.

All of the Clearing Broker/dealer agreements provide for minimum net capital requirements, insurance coverage, deposit requirements and other miscellaneous provisions.

NOTE 8 - SUBLEASE COMMITMENT

The Company entered into an agreement in December 2014 which requires minimum annual rentals under a noncancellable sublease for office space expiring December 2018. Future minimum lease payments for the lease, exclusive of additional payments which may be required, are as follows:

Year Ended March 31	Total
2018	$ 364,618
2019	280,140
Total	$ 644,758

Office rent expense for the year ended March 31, 2017 was $336,573. Included in other liabilities on the statement of financial condition is deferred rent of $55,015.

NOTE 9 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.